NEWS RELEASE

North American Palladium Provides Palladium Exploration Update:

Offset Zone Continues to Expand

Toronto, Ontario, June 28, 2011 – North American Palladium Ltd. (“NAP” or the “Company”) (TSX: PDL) (NYSE Amex: PAL) today provided an update on the drill results from its 2011 exploration program at the Company’s Lac des Iles (“LDI”) palladium mine in Northern Ontario.  These results (see Appendix) are the first tranche of drill results from the 2011 drill program currently underway at LDI.

Highlights:

•
Surface drilling on the Offset Zone intersected significant mineralization over 150 metres south of the shaft location, underpinning significant exploration potential beyond the current resource wireframe;

•	A drill following the south extension of the Offset Zone encountered some of the best grades and width ever reported on the zone with 12 metres of 16.4 grams per tonne palladium (“g/t Pd”);

•	Continued positive infill drill results throughout the Offset Zone, including 65 metres at 6.4 g/t Pd in the top upper part of the zone; and

•	Offset Zone drilling improved the definition of the recently discovered Sheriff Zone.

“After completing nearly 35,000 metres of drilling to date in 2011, the exploration results at LDI continue to highlight the significant potential to grow our reserve and resource base through exploration,” said William J. Biggar, President and CEO, NAP.  “I am particularly encouraged by the excellent results both laterally and at depth, which show that the Offset Zone extends south of where the shaft will be, at some of the highest grades we have ever reported. Likewise, we are gaining valuable new information on the recently discovered Sheriff Zone.  These results underpin our belief that LDI has considerable exploration upside, and that we’ll be mining there for a very long time.”

NAP’s 2011 exploration program at LDI is aimed at expanding the size of the Offset Zone, increasing the knowledge of the Offset Zone mineralization to facilitate more efficient mine planning, and identifying potential surface deposits.  Since the beginning of the year, a total of 12,950 metres have been drilled from underground, and 21,850 metres from surface, for a total of 34,800 metres.

Due to logging and assaying delays, the available results to date include only 71 holes totaling 24,189 metres of the 34,800 metres drilled, comprised of:

•	18 holes from surface for a total of 15,147 metres, including:
o	15 holes (11,356 metres) targeting the south area of the Offset Zone, towards and past the shaft area; and
o	3 deep holes (3,791 metres) into the Offset Zone (around the 4650 mine elevation and below);

•	53 holes from underground for a total of 9,042 metres, of which:
o	31 holes targeted the Upper Offset Zone; and
o	22 holes were aimed at completing a previous Offset Zone 15-metre infill drilling pattern.

Complete drill results are included in the appendix of this news release. It is estimated that for surface drilling, true widths represent on average 75% of the reported lengths, and for underground drilling, true widths represent on average 80% of the reported lengths.  Elevations referred to in this news release are presented in the mine grid in figure 1, and the drill locations are presented in figure 2.

Surface Drilling

The Offset Zone was drilled from surface to follow it toward the south and to test the upper limit of the zone.  In a press release dated February 14, 2011, NAP indicated that a deep hole (10-013) aimed at the southern part of the Offset Zone extension had intersected 69 metres at 3.5 g/t Pd at depth, including 13 metres at 5.7 g/t Pd.  This confirmed the presence of the Offset Zone at elevation 4300, at the south limit of the resource calculation (see figure 3 in the appendix for a visual of location).

Since the beginning of 2011, the Offset Zone was drilled toward the south to follow its extension towards the shaft location (see figures 4 and 5 for a visual of location).  The 11-100 and 11-050 series of holes are the follow-up holes around the 10-007 hole (46 metres at 3 g/t Pd) which had indicated the possible extension of the Offset Zone in the south area.

Highlights of these series of holes include:

•	Hole 11-102 reported 11 metres of 5.1 g/t Pd; and

•	Hole 11-051 returned some of the best grades and width ever reported on the Offset Zone with 12 metres of 16.44 g/t Pd.

Surface drilling returned strong results that indicate the south extension of the Offset Zone still remains open over 150 metres past the location of the shaft, where the most southern hole (11-003) first intersected the Sheriff Zone (30 metres at 3.5 g/t Pd) and then the Offset Zone (88 metres at 3.6 g/t Pd, including 22 metres of 5.5 g/t Pd and 20 metres of 5.7 g/t Pd) (see figure 6).   These results support NAP’s belief that the Offset Zone deposit continues to expand to the south.

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Some of these surface holes also intersected and better defined the Sheriff Zone.  The following table includes some of the best results from the surface drilling on the Offset Zone and the Sheriff Zone (see figures 5 and 6):

Hole	Length of Intersection	Grade (g/t Pd)	Location
11-003	30 metres	3.5	Sheriff Zone
And	88 metres	3.6	Offset Zone
Including Including	22 metres 20 metres	5.5 5.7	Offset Zone Offset Zone
11-004	8 metres	3.6	Sheriff Zone
And And	17 metres 9 metres	5.2 4.6	Offset Zone Offset Zone
11-051	6 metres	4.7	Sheriff Zone
And	12 metres	16.4	Offset Zone
11-052	21 metres	3.0	Sheriff Zone
And	5 metres	4.5	Offset Zone
11-102	15 metres	3.6	Offset Zone
And	7 metres	4.9	Offset Zone
And	11 metres	5.1	Offset Zone
11-105	12 metres	5.2	Sheriff Zone
And	9 metres	3.7	Offset Zone

Additional drilling from surface is currently in progress and will continue to test the extensions toward the south of the Offset Zone and the Sheriff Zone.

Deep Surface Drilling

The surface directional drill continued to target the Offset Zone at elevation below the 4650 mine level (see figure 2 for a visual of location). The following intersections were encountered during the first tranche of drilling:

Hole	Length of Intersection	Grade (g/t Pd)	Location
11-501	5 metres	5.6	Sheriff Zone
And	12 metres	5.6	Offset Zone
11-552	3 metres	11.1	Offset Zone

These latest results confirm that the Offset Zone remains open towards the south and at depth, and that the other zones remain to be followed.

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Underground Definition Drilling

In 2011 the underground drilling on the Offset Zone continued to define the ore body on a 15-metre drill pattern. This includes holes which were mostly completed in the upper sector of the Offset Zone, where production is scheduled to commence in early 2012 (see figures 5, 7 and 8). The holes were drilled on fan patterns from the Offset Zone ramp and the vast majority intersected the Offset Zone with grades similar or better than the recently published resource estimate.  Some of the best results include:

Hole	Length of Intersection	Grade (g/t Pd)	Location
11-701	17 metres	6.7	Offset Zone
Including	6 metres	11.5	Offset Zone
11-702	11 metres	8.2	Offset Zone
Including	4 metres	14.0	Offset Zone
11-706	41 metres	5.5	Offset Zone
Including	14 metres	8.6	Offset Zone
11-726	54 metres	5.0	Offset Zone
Including Including Including	6 metres 9 metres 9 metres	9.3 7.0 7.2	Offset Zone Offset Zone Offset Zone
11-729	59 metres	6.1	Offset Zone
Including	17 metres	9.2	Offset Zone
11-732	24 metres	5.1	Offset Zone
Including And Including	13 metres 24 metres 6 metres	7.0 4.5 10.0	Offset Zone Cowboy Zone Cowboy Zone
11-734 Including Including	39 metres 4 metres 10 metres	5.4 8.1 9.6	Offset Zone Offset Zone Offset Zone
11-621	14 metres	9.0	Offset Zone
11-624 Including Including Including	65 metres 11 metres 9 metres 5 metres	6.4 12.9 16.7 7.2	Offset Zone Offset Zone Offset Zone Offset Zone
11-625	11 metres	8.1	Offset Zone
11-631	16 metres	9.9	Offset Zone

2011 LDI Exploration

Following the exploration success achieved over the past two years, NAP will continue to make significant investments in exploration to expand mineral reserves and resources at LDI and to identify new targets.  In total, NAP plans to drill 59,000 metres at LDI this year, including 7,000 metres at NAP’s other nearby properties.

The primary focus of the exploration program will be continued underground exploration at LDI targeting the Offset Zone. The program will attempt to better define the upper extension of the Offset Zone for mine planning, as well as testing the extension of the Offset Zone mineralization north, south, down-dip, and up-dip towards surface.  NAP has also started a definition drilling program on some of the possible extensions of the Roby Zone ore body, to be completed in the third quarter of 2011.

Technical Information and Qualified Persons

The assay analyses performed during NAP’s drill programs are subject to a formal quality assurance and quality control (QA/QC) program. Diamond drill core is logged and sampled on site and at the Company’s exploration office in Thunder Bay with sample transport by the Company and Courtesy Courier to Activation Laboratories Ltd. (Thunder Bay and Ancaster), an independent accredited laboratory, for assay analysis. Check assay analyses are carried out by SGS Minerals Services (Toronto), a laboratory that is also independent of the Company. The Company’s exploration team designed and executed the drilling program under the supervision of Mr. Michel Bouchard, P. Geo., Vice President, Exploration and Development, NAP, a Qualified Person as defined by National Instrument 43-101, who has reviewed and approved the content of this news release.

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About North American Palladium

NAP is a Canadian precious metals company focused on growing its production of palladium and gold in mining-friendly jurisdictions.  The Company’s flagship mine, Lac des Iles, is one of the world’s two primary palladium producers. NAP also owns and operates the Sleeping Giant gold mine located in the prolific Abitibi region of Quebec. The Company has extensive landholdings adjacent to both its Lac des Iles and Sleeping Giant mines, and a number of exploration projects.  NAP trades on the NYSE Amex under the symbol PAL and on the TSX under the symbol PDL.

For further information please contact:

Camilla Bartosiewicz
Manager, Investor Relations and Corporate Communications
Telephone: 416-360-7590 Ext. 7226
Email: camilla@nap.com

Michel Bouchard
Vice President, Exploration and Development
Email: mbouchard@nap.com

Cautionary Statement on Forward Looking Information
Certain information included in this press release, including any information as to our future exploration, financial or operating performance and other statements that express management's expectations or estimates of future performance, constitute ‘forward-looking statements’ within the meaning of the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. The words ‘expect’, ‘believe’, ‘will’, ‘intend’, ‘estimate’ and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties, risks and contingencies, including the possibility that drill programs will not yield the expected results, that operations at the Lac des Iles and Sleeping Giant mines may not proceed as planned, that Vezza and other properties can be successfully developed, and that metal prices, foreign exchange assumptions and operating costs may differ from management’s expectations. The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of North American Palladium to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements and that the forward-looking statements are not guarantees of future performance. These statements are also based on certain factors and assumptions. For more details on these estimates, risks, assumptions and factors, see the Company’s most recent Form 40-F/Annual Information Form on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except as expressly required by law. Readers are cautioned not to put undue reliance on these forward-looking statements.

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Appendix:

Surface Exploration (South Pit Area)

Drill Hole	From (m)	To (m)	Length (m)	Pd (g/t)	Pt (g/t)	Au (g/t)	Cu (%)	Ni (%)	Co (%)	Zone
11-001	NSA
11-002	765	811	46	2.94	0.34	0.34	0.107	0.127	0.009	Offset
Including	796	805	9	5.26	0.57	0.58	0.156	0.180	0.010	Offset
11-003	120	150	30	3.48	0.34	0.22	0.066	0.098	0.009	Sheriff
11-003	873	961	88	3.58	0.42	0.37	0.108	0.124	0.008	Offset
Including	884	906	22	5.47	0.65	0.62	0.193	0.192	0.009	Offset
Including	936	956	20	5.70	0.62	0.54	0.115	0.139	0.008	Offset
11-004	543	551	8	3.55	0.28	0.27	0.054	0.073	0.007	Sheriff
11-004	1306	1323	17	5.19	0.40	0.51	0.121	0.151	0.008	Offset
11-004	1370	1379	9	4.64	0.42	0.23	0.098	0.109	0.006	Offset
11-006	NSA
11-008	NSA

Upper Offset Zone (Surface Drilling)

Drill Hole	From (m)	To (m)	Length (m)	Pd ( g/t)	Pt ( g/t)	Au (g/t)	Cu (%)	Ni (%)	Co (%)	Zone
11-051	124	130	6	4.72	0.48	0.33	0.077	0.112	0.010	Sheriff
11-051	789	801	12	16.44	1.80	1.52	0.225	0.295	0.009	Offset
11-052	109	130	21	3.02	0.36	0.23	0.069	0.094	0.010	Sheriff
11-052	786	791	5	4.54	0.51	0.52	0.211	0.154	0.011	Offset
11-053	778	786	8	3.43	0.43	0.25	0.089	0.096	0.008	Offset
11-053	793	801	8	3.70	0.45	0.33	0.116	0.119	0.008	Offset
11-054	717	732	15	3.32	0.40	0.37	0.117	0.128	0.008	Offset
11-054	801	806	5	3.32	0.38	0.27	0.104	0.115	0.008	Cowboy
11-101	NSA
11-102	564	579	15	3.56	0.40	0.26	0.067	0.094	0.008	Offset
11-102	669	676	7	4.91	0.58	0.57	0.196	0.192	0.010	Offset
11-102	728	739	11	5.12	0.59	0.53	0.133	0.151	0.008	Offset
11-103	112	120	8	3.34	0.26	0.07	0.082	0.076	0.006	Sheriff
11-103	569	577	8	3.36	0.40	0.33	0.123	0.111	0.010	Offset
11-104	584	590	6	3.08	0.38	0.26	0.109	0.094	0.009	Offset
11-105	111	123	12	5.22	0.36	0.08	0.060	0.071	0.007	Sheriff
11-105	601	610	9	3.72	0.44	0.42	0.177	0.170	0.010	Offset

Deep Offset Zone

Drill Hole	From (m)	To (m)	Length (m)	Pd (g/t)	Pt (g/t)	Au (g/t)	Cu (%)	Ni (%)	Co (%)	Zone
11-501	173	178	5	5.61	0.53	0.28	0.114	0.064	0.008	Sheriff
11-501	1367	1379	12	5.58	0.42	0.58	0.140	0.159	0.007	Offset
11-551	894	897	3	8.25	0.62	0.36	0.008	0.050	0.007	Roby
11-552	1370	1373	3	11.14	1.38	0.11	0.012	0.037	0.004	Offset

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Upper Offset Zone (Underground)

Drill Hole	From (m)	To (m)	Length (m)	Pd (g/t)	Pt (g/t)	Au (g/t)	Cu (%)	Ni (%)	Co (%)	Zone
11-600	84	89	5	3.27	0.21	0.13	0.047	0.063	0.006	Offset
11-601	122	132	10	3.20	0.41	0.27	0.124	0.119	0.007	Offset
11-602	109	117	8	3.58	0.41	0.21	0.094	0.082	0.006	Offset
11-603	140	153	13	3.52	0.48	0.50	0.203	0.192	0.010	Offset
11-604	77	81	4	4.55	0.29	0.19	0.077	0.073	0.007	Offset
11-606	NSA
11-607	114	119	5	4.51	0.34	0.05	0.015	0.048	0.004	Offset
11-608	NSA
11-609	NSA
11-610	NSA
11-611	55	61	6	4.90	0.26	0.19	0.081	0.092	0.008	Offset
11-612	57	80	23	3.80	0.26	0.15	0.089	0.102	0.006	Offset
11-613	62	79	17	4.57	0.36	0.29	0.088	0.111	0.008	Offset
11-613	88	92	4	5.30	0.50	0.47	0.182	0.202	0.010	Cowboy
11-614	58	66	8	4.71	0.28	0.23	0.052	0.110	0.006	Offset
11-615	73	88	15	3.56	0.27	0.11	0.039	0.070	0.005	Offset
11-616	NSA
11-617	NSA
11-618	125	142	17	3.54	0.45	0.31	0.095	0.110	0.007	Offset
11-619	NSA
11-620	53	61	8	3.83	0.31	0.12	0.153	0.120	0.011	Offset
11-620	80	91	11	4.09	0.33	0.14	0.085	0.109	0.008	Cowboy
11-621	51	65	14	8.95	0.46	0.32	0.085	0.143	0.008	Offset
11-622	54	73	19	5.33	0.38	0.59	0.145	0.186	0.009	Offset
11-622	92	96	4	5.31	0.36	0.11	0.023	0.085	0.005	Cowboy
11-623	52	70	18	4.36	0.30	0.29	0.070	0.109	0.006	Offset
11-624	28	93	65	6.41	0.40	0.31	0.076	0.116	0.006	Offset
Including	31	42	11	12.95	0.77	0.53	0.129	0.194	0.008	Offset
And	57	66	9	16.66	0.93	0.85	0.065	0.097	0.005	Offset
And	84	89	5	7.24	0.53	0.28	0.082	0.132	0.007	Offset
11-625	30	41	11	8.09	0.61	0.53	0.121	0.155	0.008	Offset
11-626	57	61	4	5.11	0.34	0.26	0.058	0.099	0.008	Offset
11-626	66	71	5	9.83	0.47	0.52	0.052	0.119	0.006	Offset
11-626	92	97	5	4.40	0.32	0.09	0.006	0.040	0.004	Cowboy
11-627	NSA
11-628	NSA
11-629	72	79	7	5.49	0.45	0.21	0.109	0.144	0.007	Offset
11-630	60	72	12	3.22	0.30	0.18	0.135	0.152	0.006	Offset
11-631	111	127	16	9.86	0.63	0.77	0.142	0.219	0.007	Offset

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Offset Zone Infill Drilling (on 15-metre pattern)

Drill Hole	From (m)	To (m)	Length (m)	Pd (g/t)	Pt (g/t)	Au (g/t)	Cu (%)	Ni (%)	Co (%)	Zone
11-700	NSA
11-701	114	131	17	6.68	0.76	0.59	0.197	0.194	0.008	Offset
Including	117	123	6	11.52	1.28	1.09	0.318	0.291	0.009	Offset
11-702	107	118	11	8.28	0.87	0.65	0.187	0.228	0.010	Offset
Including	112	116	4	13.95	1.42	1.08	0.270	0.340	0.013	Offset
11-703	NSA
11-704	NSA
11-705	76	87	11	4.71	0.67	0.58	0.329	0.253	0.013	Offset
11-706	72	113	41	5.55	0.56	0.43	0.133	0.167	0.008	Offset
Including	84	98	14	8.62	0.84	0.70	0.204	0.246	0.010	Offset
11-707	NSA
11-708	69	94	25	3.26	0.43	0.29	0.131	0.136	0.007	Offset
11-725	130	146	16	4.55	0.31	0.31	0.071	0.099	0.007	Offset
11-726	112	166	54	5.01	0.34	0.28	0.078	0.108	0.006	Offset
Including	113	119	6	9.29	0.69	0.28	0.072	0.150	0.005	Offset
And	124	133	9	7.02	0.41	0.44	0.093	0.118	0.006	Offset
And	157	166	9	7.18	0.45	0.43	0.130	0.134	0.007	Offset
11-727	116	176	60	4.47	0.31	0.26	0.083	0.113	0.006	Offset
Including	152	160	8	8.15	0.50	0.42	0.125	0.151	0.007	Offset
11-728	128	183	55	4.64	0.30	0.30	0.088	0.127	0.006	Offset
Including	133	139	6	7.16	0.40	0.42	0.077	0.115	0.005	Offset
And	169	175	6	8.05	0.45	0.27	0.103	0.159	0.006	Offset
11-729	132	191	59	6.09	0.36	0.41	0.120	0.138	0.006	Offset
Including	147	164	17	9.18	0.43	0.59	0.145	0.152	0.006	Offset
11-730	129	134	5	5.14	0.36	0.34	0.095	0.118	0.008	Offset
11-731	121	170	49	3.74	0.25	0.17	0.049	0.081	0.005	Offset
Including	136	144	8	9.70	0.54	0.34	0.089	0.138	0.006	Offset
11-731	207	223	16	3.45	0.23	0.05	0.011	0.061	0.004	Cowboy
Including	213	218	5	5.55	0.37	0.08	0.017	0.078	0.005	Cowboy
11-732	128	152	24	5.13	0.33	0.27	0.063	0.102	0.006	Offset
Including	130	143	13	7.03	0.45	0.40	0.087	0.122	0.006	Offset
11-732	205	229	24	4.53	0.24	0.09	0.031	0.081	0.005	Cowboy
Including	220	226	6	9.98	0.42	0.22	0.058	0.143	0.006	Cowboy
11-733	NSA
11-734	116	121	5	5.07	0.33	0.30	0.069	0.094	0.007	Offset
11-734	138	177	39	5.43	0.33	0.21	0.078	0.098	0.006	Offset
Including	151	155	4	8.07	0.51	0.46	0.175	0.130	0.007	Offset
And	163	173	10	9.55	0.49	0.37	0.152	0.157	0.008	Offset
11-736	NSA
11-737	NSA
11-738	NSA
11-739	64	100	36	3.56	0.30	0.36	0.108	0.098	0.007	Offset

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Figure 1:  Wireframe image of the Offset Zone mineralization & mine elevations.

SHAFT
OPEN PIT
ROBY ZONE
5000L
4800L
OFFSET ZONE
4300L
SHAFT

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Figure 2: Visual of all holes from 2011 drilling, looking east.

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Figure 3: Southern Deep Offset Zone, showing Hole 10-013 from 2010 drilling (intersected 69 m at 3.5 g/t Pd, including 13 m at 5.7 g/t Pd.), looking east.

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Figure 4: Surface drilling following the extension of the Offset Zone, series of 11-100 and 11-050 holes, looking east.

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Figure 5: Surface drilling following the extension of the Offset Zone, series of 11-100 and 11-050 holes, looking down.

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Figure 6: Surface drilling, location of Hole 11-003 (the most southern hole), looking east.

The south extension of the Offset Zone still remains open over 150 metres past the location of the shaft, where Hole 11-003 first intersected the Sheriff Zone (30 metres at 3.5 g/t Pd) and then the Offset Zone (88 metres at 3.6 g/t Pd, including 22 metres of 5.5 g/t Pd and 20 metres of 5.7 g/t Pd).

OPEN PIT
SHAFT
ROBY ZONE
5000L
150m
11-003
OFFSET ZONE
4300L
Z
Y

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Figure 7: Underground definition drilling, Hole 11-700 series looking east.

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Figure 8: Underground definition drilling, hole 11-600 series looking east.

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